SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform” made public on Thursday, December 13, 2007.

2.	English press release entitled, “Announcement Regarding Terms for Disposal of Treasury Stock” made public on Thursday, December 13, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 13, 2007	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Corporate Senior Vice President
ORIX Corporation

December 13, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Yui Takamatsu or

Xiaomai Feng

Tel: +81-3-5419-5044

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Management Changes and Organizational Reform

TOKYO, Japan – December 13, 2007 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes and organizational reform. An English summary of the details is given below.

New Position	Present Position	Name
Changes Effective as of January 1, 2008

Director Vice Chairman Chief Financial Officer	Director Representative Executive Officer President Chief Operating Officer Chief Financial Officer	Yasuhiko Fujiki

Director Representative Executive Officer President Chief Operating Officer	Director Deputy President Responsible for Overseas Activities Alternative Investment & Development Headquarters Investment Banking Headquarters Office of the President	Yukio Yanase

Director Deputy President Responsible for Overseas Activities (including Alternative Investment & Development Headquarters) Office of the President Corporate Planning Office	Director Corporate Senior Vice President Corporate Planning Office Office of the President	Haruyuki Urata

Corporate Executive Vice President Human Resources & Corporate Administration Headquarters	Corporate Senior Vice President Human Resources & Corporate Administration Headquarters	Nobuyuki Kobayashi

Corporate Executive Vice President Investment Banking Headquarters Securitized Products Office Chairman, ORIX Capital Corporation	Corporate Senior Vice President Real Estate Finance Headquarters Special Investments Group Finance Department II Securitized Products Office	Kazuo Kojima

Corporate Senior Vice President Legal Department Compliance Department Office of Internal Controls Internal Audit Department	Corporate Senior Vice President Legal Department Compliance Department Office of Internal Controls	Hiroshi Nakamura

Group Senior Vice President Deputy President, ORIX Real Estate Corporation	Executive Officer OQL Headquarters Asset Administration Department President, ORIX Credit Corporation	Yoshiyuki Yamaya

Executive Officer District Sales Headquarters Chairman, ORIX Kitakanto Corporation	Executive Officer Investment Banking Headquarters Business Administration Group Chairman, ORIX Capital Corporation	Masayuki Okamoto

Executive Officer Investment Banking Headquarters Special Investments Group President, ORIX Asset Management & Loan Services Corporation	Group Executive President, ORIX Asset Management & Loan Services Corporation Special Investments Group	Mitsuo Nishiumi

Group Executive Director and Deputy President, ORIX Life Insurance Corporation	Executive Officer District Sales Headquarters Chairman, ORIX Kitakanto Corporation	Yuichi Kawamura

Executive Officer Investment Banking Headquarters Project Finance I Equity Group	Real Estate Finance Headquarters Project Finance I Equity Group	Hiroshi Yasuda

Executive Officer e-Commerce OQL Headquarters Asset Administration Department Regional Business Department President, ORIX Callcenter Corporation	Kinki (Osaka) Sales Headquarters	Katsunobu Kamei

Group Executive President, ORIX Securities Corporation	President, ORIX Securities Corporation	Hisayuki Kitayama

Advisor Chairman, ORIX Auto Corporation	Corporate Executive Vice President Regional Business Department President, ORIX Callcenter Corporation	Masahiro Matono

Advisor Audit Committee Secretariat	Corporate Executive Vice President Internal Controls Audit Internal Audit Department Audit Committee Secretariat	Masaru Hattori

Organizational reform (as of January 1, 2008)

Real Estate Finance Headquarters, Special Investments Group and Finance Department II will be consolidated with the Investment Banking Headquarters.

Reference: ORIX’s corporate governance system flowchart (as of December 13, 2007)

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

December 13, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Yui Takamatsu or

Xiaomai Feng

Tel: +81-3-5419-5044

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Terms for Disposal of Treasury Stock

TOKYO, Japan – December 13, 2007– ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that it has decided to dispose of a portion of its treasury stock. The treasury stock to be disposed of forms a portion of the remuneration during the terms of four executive officers and a group executive who are scheduled to retire on January 1, 2008. All of the funds acquired upon disposal of this portion of treasury stock will be used for general corporate purposes. Details yet to be determined will be announced after they have been decided.

Details of Disposal of Stock

1.	Type of Shares:	Common shares of the Company
2.	Maximum Number of Shares:	8,300 shares
3.	Disposal Price:	To be decided
As a rule, the disposal price shall be the closing price upon retirement. Specifically, the price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, January 1, 2008 and rounded upwards to the nearest yen. However, if the above price is below the closing price on the retirement date, the disposal price shall be the closing price on the retirement date.
4.	Payment Date for Purchase of Shares:	To be decided
As a rule, after retirement of the executive officers and group executive, and upon completion of prescribed procedures.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.